UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   LORAINE, JEREMY
   KING SMITH COTTAGE
   109 HIGH STREET
   COTTENHAM
   CAMBRIDGE
2. Issuer Name and Ticker or Trading Symbol
   MICRO LINEAR CORPORATION (MLIN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     3,259.00       D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $4.7500         07/30/98       A         12,800.00                                      07/30/08
to buy)
Incentive Stock Option (right  $4.7500         08/26/98       A         28,025.00                                      08/26/08
to buy)
Incentive Stock Option (right  $7.1250         12/09/96       A         20,000.00                                      12/09/06
to buy)
Incentive Stock Option (right  $7.3750         01/27/98       A         5,000.00                                       01/27/08
to buy)
Incentive Stock Option (right  $7.3750         01/27/98       A         12,800.00                                      01/27/08
to buy)
Incentive Stock Option (right  $7.3750         07/30/98       D                          12,800.00                     01/27/08
to buy)
Incentive Stock Option (right  $8.3150         07/25/97       A         5,000.00                                       07/25/07
to buy)
Incentive Stock Option (right  $8.3150         01/27/98       D                          5,000.00                      07/25/07
to buy)
Non-Qualified Stock Option     $4.5000         08/27/98       A         40,000.00                                      08/27/08
(right to buy)
Non-Qualified Stock Option     $4.7500         08/26/98       A         1,975.00                                       08/26/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  07/30/98  Common Stock                   12,800.00                 12,800.00     D   Direct
to buy)
Incentive Stock Option (right  08/26/98  Common Stock                   28,025.00                 28,025.00     D   Direct
to buy)
Incentive Stock Option (right  12/09/96  Common Stock                   20,000.00     $6.0563     20,000.00     D   Direct
to buy)
Incentive Stock Option (right  01/27/98  Common Stock                   5,000.00      $3.6125                   D   Direct
to buy)
Incentive Stock Option (right  01/27/98  Common Stock                   12,800.00     $3.6125                   D   Direct
to buy)
Incentive Stock Option (right  07/30/98  Common Stock                   12,800.00                 5,000.00      D   Direct
to buy)
Incentive Stock Option (right  07/25/97  Common Stock                   5,000.00      $6.0563                   D   Direct
to buy)
Incentive Stock Option (right  01/27/98  Common Stock                   5,000.00                  0.00          D   Direct
to buy)
Non-Qualified Stock Option     08/27/98  Common Stock                   40,000.00                 40,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option     08/26/98  Common Stock                   1,975.00                  1,975.00      D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ LORAINE, JEREMY
DATE